SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

September 13, 2007

VIA COURIER AND EDGAR

Re:      Information Services Group, Inc.—
Revised Preliminary Proxy on Schedule 14A, File No. 1-33287

H. Christopher Owings
Matthew Benson
Anthony Watson
William Thompson
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington D.C. 20549

Gentlemen:

On behalf of Information Services Group, Inc. (“ISG”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 23, 2007 (the “comment letter”) relating to the revised Preliminary Proxy Statement on Schedule 14A filed on August 1, 2007. ISG has also revised the Preliminary Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter a revised Preliminary Proxy Statement, which reflects these revisions and generally updates certain other information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of the revised Preliminary Proxy Statement.

In response to comments 3, 12, 13 of the comment letter, we are providing materials to the Staff on a supplemental basis only and these materials are not to be filed with or deemed part of the revised Preliminary Proxy Statement. The supplemental information is clearly marked “Confidential.”  Pursuant to Rule 418(b) of the Securities Act of 1933, as amended, ISG requests that the Staff return such supplemental material to us on behalf of ISG following its review. As required by Rule 418(b), we note that (i) ISG is requesting such treatment at the time the information is furnished to the Staff, (ii) the return of the information is consistent with the protection of investors, (iii) the return of the information is consistent with the Freedom of Information Act and (iv) the supplemental material is not being filed in electronic format.

Industry and Market Data, page ii

1.                 We note your response to comment 2 in our letter dated July 17, 2007. We continue to believe, however, that the language suggests that you are not responsible for the accuracy or completeness of the information appearing in the proxy. For example, we note the statement that “there can be no assurance as to the accuracy or completeness of included information.” Please revise or, if you have concerns with the accuracy or completeness in the context of the proxy, delete the material in question.

As requested, we have deleted the language on page ii of the proxy statement which suggests that ISG is not responsible for the accuracy and completeness of information appearing in the proxy statement.

How do I exercise my conversion rights? page 5

2.                 Please confirm to us that you will not ask shareholders to tender shares prior to the special meeting.

We confirm that ISG will not ask stockholders to tender their shares prior to the special meeting.

Summary of the Proxy Statement, page 10

3.                 Please provide us with the report referenced at the bottom of page 10 that was prepared by Forrester Research. Please clearly mark the information in the report that is disclosed in the proxy statement.

As requested, we are providing the Forrester Research report on a supplemental basis with the disclosed information clearly marked.

TPI Selected Consolidated Historical Financial Data, page 20

4.                 We reviewed the revisions to your disclosure and considered your response to comment 7 in our letter dated July 17, 2007. As indicated in your response, your disclosure that Adjusted EBITDA is useful to stockholders as a way to evaluate the ability of the company to incur and service debt and meet working capital requirements implies that Adjusted EBITDA is a liquidity measure. Accordingly, please also provide a reconciliation of Adjusted EBITDA to cash flows from operating activities. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

ISG’s original intent was to use the non-GAAP measure of Adjusted EBITDA solely as a performance measure. ISG believes that Adjusted EBITDA incorporates the most relevant financial metrics with regard to management and shareholder’s evaluation of operating performance. In addressing the Staff’s comment, ISG has revised the contents of the selected consolidated historical financial data to remove the liquidity measure references as to the anticipated use of this non-GAAP measure on its ability to service debt and meet working capital requirements. Accordingly, as a performance measure, ISG has reconciled Adjusted EBITDA to its closest GAAP measure, net income.

Summary Unaudited_Pro Forma Condensed Combined Financial Information, page 22

5.                 We reviewed your response to comment 8 in our letter dated July 17, 2007 and the revisions to your disclosure. Please revise comparative per share data on page 23 to include historical and pro forma book value per share data for the most recent year. Refer to Item 14(b)(10) of Schedule 14A. Please also label the columns to identify historical per share data from pro forma per share data. In addition, please tell us why you believe it is appropriate to compute historical and pro form book value per share based on the weighted average number of shares outstanding.

ISG has supplemented the comparative per share data on page 25 to include historical and pro forma book value per share data for the periods for which financial data is presented. In addition, ISG has computed historical and pro forma book value per share based on the number of common shares outstanding for the periods presented.

Risk Factors, page 24

To complete the proposed acquisition, we will incur a substantial amount of debt..., page 30

6.                 Please refer to comment 10 in our letter dated July 17, 2007. We note your revised disclosure indicating that your operations will be “adversely affected” if interest rates increase. Please revise to describe in more specific terms how an increase in interest rates will affect your operations.

We have revised the disclosure on page 32 to specifically address how an interest rate increase will affect results of operations.

Background of the Acquisition, page 44

7.                 Please refer to comment 14 in our letter dated July 17, 2007. We note your revised disclosure however, it remains unclear how you determined that the third potential target would not relinquish its independence and agree to a sale. Please revise accordingly.

Upon further review of its records, ISG has decided to delete the paragraph regarding the third target because no discussions were held with that company. In addition, the company in question was privately owned and did not hold itself out as being for sale.

ISG’s Board of Directors’ Reasons for the Approval of the Acquisition, page 50

8.                 Please refer to comment 18 in our letter dated July 17, 2007. We note your revised disclosure, but continue to believe that you should further revise this section to more fully discuss how each factor supported your decision to recommend the transaction Please revise to disclose the risk and benefit of each factor as it relates to your prospects.

We have revised and supplemented the disclosure on pages 52 through 56 to fully discuss the relevant factors and how they supported the decision by the ISG Board of Directors to recommend the acquisition.

Opinion of Evercore Group LLC, page 55

9.                 Please refer to comment 21 in our letter dated July 17, 2007. As requested previously, please revise to delete statements limiting shareholders’ reliance on the fairness opinion or, alternatively, provide analysis explaining why you believe it is appropriate to limit shareholders’ reliance. For further guidance, refer to the CF Current Issues Outline (November 14, 2000) available on our website at www.sec.gov under the Division of Corporation Finance, Compliance and Disclosure Interpretations, Regulation M-A and Related Rules.

We have reviewed the CF Current Issues Outline (November 14, 2000) and have made the following changes to the draft proxy statement:

•       deleted the words “is addressed to the ISG Board of Directors,” from the third sentence of the first full paragraph under the heading “Opinion of Evercore Group L.L.C.” on page 57; and

•       deleted the words “is directed to our Board of Directors,” from the first sentence of the fourth full paragraph under the heading “Opinion of Evercore Group L.L.C.” on page 58.

Unaudited Pro Forma Condensed Combined Financial Statements, one 75

10.          Reference is made to your disclosure on pages 11 and 64 that a portion of the purchase price will be placed in an escrow account to support MCP-TPIs indemnification obligations to ISG. Please explain to us why it is appropriate to include consideration held in escrow in the cost of TPI as of the acquisition date given the guidance in paragraph 26 of SFAS 141. Otherwise, please revise the pro forma financial information to exclude the consideration placed in escrow and disclose the terms of the contingent consideration and the potential impact on future earnings. In addition, please include a summary of the transaction in the disclosure contained in Note 1.

ISG notes the following discussion in Appendix B176, paragraph b, to SFAS 141: “If the contingent consideration represents payment of amounts withheld to insure against the existence of contingencies, neither the payment of the contingent consideration nor the payment of a liability that results from the contingency with the funds withheld affects the acquiring enterprise’s accounting for the business combination. The escrow is a way of protecting the buyer against risk. The buyer has agreed to pay the amount either to the seller or to a third-party claimant; and thus, the only uncertainty to the buyer is the identity of the payee. The amount of the agreed consideration that is withheld would be recorded as part of the purchase price in the original allocation.”

Accordingly, ISG believes it is appropriate to include consideration held in escrow, which insures against the existence of contingencies, in the cost of TPI as of the acquisition date.

11.          We reviewed your response to comment 26 in our letter dated July 17, 2007 and the revisions to your disclosure. Reference is made to your disclosure on page 63 regarding financing for the acquisition. Please disclose in footnote (M) on page 83 whether the assumed interest rate reflects current interest rates or the rate for which you have a commitment.

We have revised the disclosure in Footnote M to the Pro Forma Adjustments on page 87 to indicate that the interest was calculated using the Base Rate option described in the “Acquisition Proposal—Financing for the Acquisition” section of the proxy statement beginning on page 65, which is a variable rate, calculated to be 7% at June 30, 2007.

Proprietary Data and Market Intelligence, page 109

12.          Please refer to comment 34 in our letter dated July 17, 2007. As requested previously, please provide support for all qualitative and quantitative information appearing in this section. Where the information is based on internal estimates, please provide the basis for the estimates. For example, we note the following:

•       TPI estimates that in 2006, it advised on over 25 percent of the TCV for global commercial outsourcing contracts awarded with TCV greater than $50 million, page 109

•       TPI has performed more than 2,500 engagements and over 600 outsourcing transactions, totaling by its own estimate approximately $250 billion in total contract value, page 110.

The support for the qualitative and quantitative information appearing in the “Proprietary Data and Market Intelligence” section of the proxy statement is derived from internal TPI data. We are providing the internal TPI data on a supplemental basis with the disclosed information clearly marked, and we describe below the basis for the information:

•        During the course of its 18 year history, TPI has compiled detailed information in an internal database for each engagement, which has grown to over 2,500 engagements.

•        TPI has also compiled detailed information in an internal database for each outsourcing transaction in which it served as an advisor. The number of total outsourcing transactions exceeds 600 with TCV of approximately $250 billion.

•        From the outsourcing transaction database described above, TPI is able to calculate the TCV for commercial outsourcing contracts awarded with TCV greater than $50 million for which TPI served as an advisor. For 2006, this figure was $19.56 billion. TPI is able to estimate the TCV for global commercial outsourcing contracts awarded with TCV greater than $50 million through a combination of: (1) publicly available news and industry information; (2) contracts TPI has pursued as an advisor in competitive processes; and (3) information obtained from industry participants. For 2006, this estimated figure was $77.93 billion. Therefore, TPI has estimated that it advised on approximately 25% of the TCV for global commercial outsourcing contracts awarded with TCV greater than $50 million.

Factors Affecting TPI’s Operating Results, page 114

13.          Please provide us with the IDC report referred to at the top of page 115. Clearly mark the information in the report on which you rely.

As requested, we are providing the IDC report on a supplemental basis with the disclosed information clearly marked.

Security Ownership of Certain Beneficial Owners and Management, page 136

14.          Please refer to comment 38 in our letter dated July 17, 2007. As requested previously, please revise your disclosure in footnote (3) to the table to identify those natural person(s) having voting or control power over Fir Tree. Further revise footnote (4) to identify those natural person(s) having voting or control power over Oppenheimer Funds, Inc. If you do not know or are unable to obtain this information, please make appropriate disclosure.

The disclosure has been revised on pages 143 through 144 to state that ISG is not aware of the natural person(s) having voting or control power over Fir Tree, Inc. and Oppenheimer Funds, Inc.

Financial Statements of Information Service Group, Inc.

Note C—Offering, page F-10

15.          We reviewed your response to comment 47 in our letter dated July 17, 2007 and the revisions to your disclosure. It is still unclear to us why the redemption price/initial carrying amount of the redeemable common stock represents its fair value at the date of the offering and why your accounting complies with the measurement principles of EITF D-98. Please explain to us how you determined the fair value of the redeemable common stock at the date of issuance. If useful to our understanding, please also explain to us how you determined the fair value of the warrants issued in the offering.

As discussed in the measurement principles of EITF D-98, paragraph 15, if redeemable at the option of the holder or it is probable that the security will become redeemable upon the satisfaction of a contingency, the security should be adjusted to its redemption amount at each balance sheet date.

In accordance with the guidance of EITF D-98, paragraph 16(b), ISG recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the security to equal the redemption value at the end of each reporting period.

The fair value (redemption price) at the date of the offering and each subsequent reporting period was calculated as follows:

	Initial Public Offering
	(“IPO”)
	February 6, 2007	March 31, 2007	June 30, 2007
Initial Trust value	$254,050,000	$254,050,000	$254,050,000
Interest income earned	—	1,955,192	5,235,825
Less amounts disbursed or to be disbursed
per the agreement for working capital, per
the agreement (up to $3,000,000)	—	(1,020,144)	(3,000,000)
Amounts disbursed or accrued for taxes	—	(935,048)	(2,233,010)
Amount subject to conversion	$254,050,000	$254,050,000	$254,052,815
Total shares issued in IPO, proceeds held in trust	32,343,750	32,343,750	32,343,750
Per share distribution value**	$7.8547	$7.8547	$7.8548
Amount of shares subject to redemption (19.99%)	6,468,749	6,468,749	6,468,749
Fair value of redeemable stock	$50,809,998	$50,809,998	$50,810,555

*                    Differs from the $50,812,813 reported in the June 30, 2007 10-Q as it excludes an immaterial difference  resulting from rounding

**             Per share distribution value is computed by dividing the amount subject to conversion by the shares issued  in the IPO.

Consolidated Financial Statements of Technology Partners International, Inc. and Subsidiaries

Stock Based Compensation, page F-27

16.          We reviewed your response to comments 55 and 56 in our letter dated July 17, 2007 and the revisions to your disclosure. Please tell us why you believe analogizing to paragraph 4 of FIN 38 is applicable to your stock-based compensation awards granted prior to January 1, 2006 and accounted for in accordance with APB 25. In that regard, it does not appear your awards involve junior stock as defined in FIN 38.

In FIN 38, paragraph 3, the FASB concluded that a junior stock plan is, in substance, a performance plan. A junior stock plan has little value in the absence of achieving certain performance goals and thereby achieving the ability to convert the junior stock to regular common stock. In FIN 38, paragraph 4, it was concluded that FIN 28 paragraph 2 should be applied only when it becomes probable that certain performance goals will be achieved or certain transactions will occur.

Analogous to the junior stock plans in FIN 38, TPI’s plan is also a performance plan where there is no value to the holder in the absence of achieving the target (in this case a transaction or “liquidity event” as defined) as the awards are not exercisable until then. Accordingly, because the plan is performance based, TPI respectfully submits that the analogy to FIN 38 is appropriate.

* * * * * * *

On behalf of ISG, we hereby acknowledge that (i) ISG is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) ISG may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please call Edward Chung, David Dwyer or Thomas Lamprecht at (212) 455-2000 if you wish to discuss ISG’s responses to the comment letter.

Very truly yours,
/s/ Simpson Thacher & Bartlett LLP